UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2022

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OPAL Fuels Inc.
(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation)	001-40272 (Commission File Number)	98-1578357 (IRS Employer Identification No.)
One North Lexington Avenue, Suite 1450 White Plains, New York		10601
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (914) 705-4000

Not Applicable
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $.0001 per share	OPAL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock	OPALW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On November 18, 2022, OPAL Fuels Inc., (“OPAL Fuels” or the “Company”), announced the commencement of an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), which warrants trade on The Nasdaq Capital Market under the symbol “OPALW”(the “Public Warrants”), and (ii) private placement warrants to purchase shares of Class A Common Stock (the “Private Placement Warrants”) and together with the public warrants, the “Warrants”). The Company is offering to all holders of the warrants the opportunity to receive 0.250 shares of Class A Common Stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company is also soliciting consents from holders of the warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.225shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer and Consent Solicitation are being made pursuant to a prospectus/offer to exchange, dated November 18, 2022 (the “Prospectus/Offer to Exchange”), and Schedule TO, dated November 18, 2022 (the “Schedule TO”). The Offer and Consent Solicitation will expire at 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which the Company may extend. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of each of the outstanding public warrants and the outstanding private placement warrants. Parties representing approximately 53.30% of the outstanding public warrants and approximately 100% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 11.70% of our outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted.

On November 18, 2022, the Company issued a press release announcing the commencement of the Offer and Consent Solicitation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Requests for documents may also be directed to the D.F. King & Co. at (888) 605-1958 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: opal@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and generally relate to future events or OPAL Fuels’ (the “Company”) future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including but not limited to general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s quarterly report on Form 10-Qfiled with the Securities and Exchange Commission (“SEC”) on November 14, 2022, and other filings it makes with the SEC. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits

Exhibit Number	Description

99.1	Press release issued by OPAL Fuels Inc., dated November 18, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 18, 2022

OPAL Fuels Inc.

By:	/s/ Ann Anthony
Name:	Ann Anthony
Title:	Chief Financial Officer